Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 28, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg

Trine II Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed February October 6, 2021

File No. 333-253232

Ladies and Gentlemen:

On behalf of our client, Trine II Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit to the Securities and Exchange Commission (the “Commission”) in electronic form the accompanying Amendment No. 5 to Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated October 27, 2021.

The Company has asked us to convey the following as its responses to the Staff:

1.	We note that you expect to enter into agreements with the co-sponsor investors pursuant to which they will agree to purchase Class B ordinary shares immediately prior to closing of the offering. Please file such agreements as exhibits to the registration statement.

Response to Comment 1

The Company respectfully advises the Staff that the Company has filed with the Registration Statement the forms of securities purchase agreements it intends to enter into with the sponsor co-investors.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Trine II Acquisition Corp.
Pierre M. Henry
Mark J. Coleman

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Arash Parsi, Esq.